Exhibit (a)(3)
All,
Attached is a press release we issued announcing that our Board of Directors, after a thorough review with the assistance of its financial and legal advisors, unanimously determined that the $5.50 per share unsolicited conditional cash tender offer from Elliott Associates, L.P. is contrary to the best interests of the Company’s stockholders. As a result, the Board is recommending that stockholders reject the tender offer and not tender their shares.
The Board has also adopted a stockholders rights plan (“Rights Plan”) with a one year duration (also referred to as a “poison pill”). While it’s somewhat technical, the Rights Plan is not intended to prevent a transaction which the Board believes is in the best interest of stockholders, but rather is designed to give the Board the time and leverage to negotiate such a transaction while we look at alternatives. As you will see from our press release, one possible alternative that we have been exploring is merging with other companies that create synergy and ultimately provide more value to our shareholders and opportunity for our employees.
I realize this is a big distraction and can lead to disruption in our business if we do not stay focused on doing our individual and collective parts in running our respective functional areas. I also realize that many of you are anxious and concerned about the company and your future. I can only provide you information as it becomes available, but we will be as timely as possible in getting information out to everyone. While it is natural to be anxious with some of this uncertainty, I would counsel all of you not to jump to any conclusions until we have more information.
I want to thank all of you for your continued support and commitment to Packeteer. We plan to provide you more information as it becomes available.
Sincerely,
Dave
In connection with the Elliott tender offer, the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Company’s stockholders should read carefully the Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to the Elliott tender offer because it contains important information. Free copies of the Schedule 14D-9 and the related amendments or supplements thereto that the Company has filed with the SEC are available at the SEC’s website at www.sec.gov.